Exhibit 99.3

PRESS RELEASE

Republic of the Congo: TotalEnergies Makes a Hydrocarbon
Discovery on the Moho License

Paris, April 13, 2026 – TotalEnergies EP Congo (63.5%, operator) announces a hydrocarbon discovery on the Moho license, offshore the Republic of Congo, following the drilling of the MHNM-6 NFW exploration well targeting the Moho G structure.

The well encountered a hydrocarbon column of approximately 160 meters in good-quality Albian reservoirs, and an extensive data acquisition and sampling campaign was carried out to support the subsurface interpretation and future development.

The Moho G discovery, together with the discovery previously made on the nearby Moho F structure, represent recoverable resources estimated at close to 100 million barrels, which are planned to be developed as a tie-back to the existing Moho facilities.

"This new discovery on the Moho license benefits from its proximity to existing production infrastructure, allowing a short cycle, cost effective tie-back development”, said Nicola Mavilla, Senior Vice-President Exploration at TotalEnergies. “By leveraging our technical expertise and existing infrastructure, we are creating the conditions for future value-accretive production for the Company.”

TotalEnergies EP Congo is the operator of Moho license with a 63.5% participation, alongside Trident Energy (21.5%) and the Société Nationale des Pétroles du Congo (SNPC, 15%). Existing production facilities include two Floating Production Units (FPU), Alima and Likouf, combining for a current output of around 90 kboe/d (100%).

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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